July 31, 2012

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Medical Properties Trust, Inc.

Form 10-K for the year ended December 31, 2011

Filed February 29, 2012

File No. 1-32559

Dear Mr. Woody:

The purpose of this letter is to respond to your letter dated July 20, 2012. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Measures, pages 49 and 50

1.	Please tell us how your current disclosures surrounding adjusted funds from operations meet the requirements of Item 10 (E) of Regulation S-K.

We note the Staff’s comment and advise the Staff that the intent of our disclosure and presentation was to address the usefulness of Funds From Operations (FFO), which is the most common non-GAAP financial measure for real estate investment trusts (REITs). We also included normalized FFO as a supplement to our FFO disclosure because it allows investors and analysts to compare our operating

Mr. Kevin Woody

Securities and Exchange Commission

performance to the operating performance of others and between periods on a consistent basis without having to account for differences caused by unanticipated events or non-core activities.

In regard to the disclosure requirements of Item 10(E) of Regulation S-K, we believe we have met the disclosure requirements in Item 10(E) of Regulation S-K with respect to FFO and normalized FFO as follows: (1) the presentation of FFO and normalized FFO have no greater prominence than the presentation of our net income attributable to common stockholders; (2) page 49 of our Form 10-K for the year ended December 31, 2011 includes an explanation disclosing the reasons why we believe FFO is an appropriate performance measure for a real estate company and provides useful information to investors regarding our results of operations (more discussion on normalized FFO below); (3) the calculations of FFO and normalized FFO do not exclude any items identified as non-recurring, infrequent, or unusual; (4) there are no non-GAAP financial measures presented on the face of the financial statements; in fact our discussion of FFO and normalized FFO is limited to Item 7 of the 2011 Form-10K; and (5) page 50 of our Form 10-K for the year ended December 31, 2011 includes a quantitative reconciliation of FFO and normalized FFO to net income attributable to common stockholders.

In order to further clarify our disclosures in future filings (particularly as it relates to our reasoning for using normalized FFO), we propose the following revision to our lead-in disclosure of non-GAAP financial measures starting with our 2012 second quarter Form 10-Q:

Investors and analysts following the real estate industry utilize funds from operations, or FFO, as a supplemental performance measure. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assumes that the value of real estate diminishes predictably over time. We compute FFO in accordance with the definition provided by the National Association of Real Estate Investment Trusts, or NAREIT, which represents net income (loss) (computed in accordance with GAAP), excluding gains (losses) on sales of real estate and impairment charges on real estate assets, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

In addition to presenting FFO in accordance with the NAREIT definition, we also disclose normalized FFO, which adjusts FFO for items that relate to unanticipated or non-core events or activities or accounting changes that, if not noted, would make comparison to prior period results and market expectations less meaningful to investors and analysts.

We believe that the use of FFO, combined with the required GAAP presentations, improves the understanding of our operating results among investors and the use of normalized FFO makes comparisons of our operating results with prior periods and other companies more meaningful. While FFO and normalized FFO are relevant and widely used supplemental measures of operating and financial performance of REITs, they should not be viewed as a substitute measure of our operating performance since the measures do not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, which can be significant economic costs that could materially impact our results of operations. FFO and normalized FFO should not be considered an

Mr. Kevin Woody

Securities and Exchange Commission

alternative to net income (loss) (computed in accordance with GAAP) as indicators of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity.

Real Estate and Depreciation, page 66

2. Please expand your discussion of costs included with your construction in progress to include the types of indirect costs associated with construction. Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification. Lastly, please disclose the amount of interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

We commence capitalization of costs associated with a development project when the development of the future asset is probable and activities necessary to get the underlying property ready for its intended use have been initiated. We stop the capitalization of costs when the property is substantially complete and ready for its intended use. We will add such disclosure of the capitalization period in our accounting policy note on construction in progress in future filings starting with our 2012 Form 10-K.

Typically for a development project and as noted in our accounting policy note for construction in progress on page 66 of our 2011 Form 10-K, we capitalize direct costs such as the cost of land, the cost of constructing the building, improvements and fixed equipment, costs for design and engineering, and costs incurred by independent third-party consultants who supervise/monitor the construction process. In addition, we capitalize insurance and property taxes associated with the project. We also capitalize interest based on any project specific financing, or if no specific project financing was made, it is based on our general corporate financing to the extent of our aggregate investment in the project. We disclose such capitalized interest at the bottom of our consolidated statement of cash flows - page 58 of our 2011 Form 10-K.

Although we may have such costs in the future, we have historically not incurred or capitalized any other indirect costs, such as payroll expenditures, on our development projects. If such costs are incurred in the future, we will capitalize and disclose those amounts.

Mr. Kevin Woody

Securities and Exchange Commission

Medical Properties Trust, Inc. acknowledges that:

1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
2)	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3)	Medical Properties Trust, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

/s/ R. Steven Hamner

By R. Steven Hamner

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